Exhibit 99.1

Tufin Announces Fourth Quarter and Full Year 2020 Results
Fourth quarter revenue of $31.0 million increases 3% year-over-year
Fourth quarter GAAP operating loss of $3.5 million and non-GAAP operating income of $0.4 million
Full year revenue of $100.8 million decreases 2% year-over-year
Full year GAAP operating loss of $33.9 million and non-GAAP operating loss of $18.5 million

Boston, MA and Tel Aviv, Israel – February 12, 2021- Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the fourth quarter and the year ended December 31, 2020.

“We finished the year on a strong note with a return to growth and record revenues in the fourth quarter. While 2020 began as a challenging year, I am pleased with our improved execution and recovery in the second half of the year along with the progress we made on SecureCloud which launched early in the year” said Ruvi Kitov, CEO and Co-Founder. “I am excited to announce that we began a transition to a subscription revenue model this year, which we believe will dramatically improve the quality of our business over time. We will primarily focus on transitioning new logos initially. As I look forward to 2021, I am optimistic about our opportunities as we work to drive durable long-term growth and expand our leadership in the growing Security Policy Management market. As we achieve these goals, we will also create enhanced long-term value, for our shareholders as well as other stakeholders.”

Financial Highlights for the Fourth Quarter Ended December 31, 2020

Revenue:
●	Total revenue was $31.0 million, up 3% compared with the fourth quarter of 2019.
●	Product revenue was $15.0 million, up 5% compared with the fourth quarter of 2019.
●	Maintenance and professional services revenue was $16.0 million, up 1% compared with the fourth quarter of 2019.

Gross Profit:
●	GAAP gross profit was $25.6 million, or 83% of total revenue, compared to $24.1 million in the fourth quarter of 2019, or 80% of total revenue.
●	Non-GAAP gross profit was $26.1 million, or 84% of total revenue, compared to $24.8 million in the fourth quarter of 2019, or 82% of total revenue.

Operating Income (Loss):
●	GAAP operating loss was $3.5 million, compared to operating loss of $7.4 million in the fourth quarter of 2019.
●	Non-GAAP income was $0.4 million, compared to non-GAAP operating loss of $1.9 million in the fourth quarter of 2019.

Net Loss:
●	GAAP net loss was $4.4 million, or a loss of $0.12 per diluted share, compared to a GAAP net loss of $7.2 million, or $0.21 per diluted share, in the fourth quarter of 2019.
●	Non-GAAP net loss was $1.0 million, or a loss of $0.03 per diluted share, compared to non-GAAP net loss of $2.4 million, or $0.07 per diluted share, in the fourth quarter of 2019.

Financial Highlights for the Full Year Ended December 31, 2020
Revenue:
●	Total revenue was $100.8 million, down 2% compared with 2019.
●	Product revenue was $38.7 million, down 18% compared with 2019.
●	Maintenance and professional services revenue was $62.1 million, up 11% compared with 2019.

Gross Profit:
●	GAAP gross profit was $80.6 million, or 80% of total revenue, compared to $83.4 million in 2019, or 81% of total revenue.
●	Non-GAAP gross profit was $82.6 million, or 82% of total revenue, compared to $84.9 million in 2019, or 82% of total revenue.

Operating Loss:
●	GAAP operating loss was $33.9 million, compared to operating loss of $27.0 million in 2019.
●	Non-GAAP operating loss was $18.5 million, compared to non-GAAP operating loss of $15.2 million in 2019.

Net Loss:
●	GAAP net loss was $35.4 million, or a loss of $0.99 per diluted share, compared to GAAP net loss of $28.1 million, or $1.04 per diluted share, in 2019.
●	Non-GAAP net loss was $20.6 million, or a loss of $0.58 per diluted share, compared to non-GAAP net loss of $17.1 million, or $0.63 per diluted share, in 2019.

Balance Sheet and Cash Flow:
●
Cash flow used in operating activities during the twelve months ended December 31, 2020 was $17.4 million, compared to cash flow used in operating activities of $9.6 million during the twelve months ended December 31, 2019.

●	Total cash, cash equivalents, restricted cash and marketable securities as of December 31, 2020 were $104.0 million, compared to $121.7 million as of December 31, 2019.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three and twelve months ended December 31, 2020 and 2019. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights
●
Appointed Raymond Brancato Chief Revenue Officer.  Mr. Brancato brings to Tufin an accomplished 27-year sales management track record of delivering revenue growth, implementing strong sales strategies across global organizations, and successfully executing go-to-market transformation in software companies. He joins Tufin from AnyVision, a fast-growing private artificial intelligence company with a subscription-based revenue model, where he was Chief Revenue Officer.

●	Announced Tufin SecureCloud™ integration with AWS Network Firewall to deliver security policy management across Amazon Virtual Private Clouds.
●
Announced that Tufin SecureCloud™ supports the Google Cloud Platform, allowing customers to use SecureCloud to define and monitor compliance with security guardrails. Tufin customers can now operate secured applications across the three leading cloud providers – Amazon Web Services, Microsoft Azure, and Google Cloud Platform.

Business Outlook

Based on information available as of February 12, 2021, Tufin is issuing guidance as indicated below:

First Quarter 2021:
●	Total revenue between $20.6 and $24.6 million.
●	Non-GAAP operating loss between $10.6 and $7.2 million.

Full Year 2021:
●	Total revenue between $105.0 and $113.0 million.
●	Non-GAAP operating loss between $38.4 and $31.6 million.

Our guidance reflects an expectation that approximately one third of total new business bookings will come from subscription in 2021.

Video Webcast information

The company will host a video webcast at 8:00 a.m. Eastern Time on February 12, 2021 to discuss these results and provide a comprehensive discussion of its business and product strategy for 2021 and going forward. The live video webcast will be accessible on Tufin’s Investor Relations website at investors.tufin.com. A replay will be available three hours after the conclusion of the webcast.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measures

We believe that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense and certain non-recurring costs, as well as, the tax effect of these non-GAAP adjustments, allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods:

Full Year 2021:
●	We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
●
We define non-GAAP operating income (loss) as operating income (loss) excluding share-based compensation expense, shelf registration costs, one-time expenses associated with the reorganization of one of our subsidiaries and secondary offering costs.

●
We define non-GAAP net income (loss) as net income (loss) excluding share-based compensation expense, shelf registration costs, one-time expenses associated with the reorganization of one of our subsidiaries, secondary offering costs and the tax effect of these non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that providing non-GAAP financial measures that exclude shelf registration costs, one-time expenses associated with the reorganization of one of our subsidiaries and secondary offering costs allows for more meaningful comparisons between our operating results from period to period since these non-recurring costs are not representative or indicative of our ongoing operations. We also believe that the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.

Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating income (loss) and non-GAAP net income (loss) differently or not at all, which reduces the usefulness these non-GAAP financial measures for comparison. You should consider these non-GAAP financial measures along with other financial performance measures, including gross profit, operating income (loss) and net income (loss), and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense and certain non-recurring costs, as applicable. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense and certain non-recurring costs, as applicable, that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the impact of COVID-19 on the budgets of our clients and on economic conditions generally; changes in the rapidly evolving enterprise network landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; the Company’s ability to successfully integrate potential future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	December 31,	December 31,
	2019	2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	118,661	58,449
Restricted bank deposits	224	-
Marketable Securities - short term	-	19,586
Accounts receivable (net of allowance for credit losses of $77 and $85 at December 31, 2019 and December 31, 2020, respectively)	16,222	16,674
Prepaid expenses and other current assets	4,773	7,159
Total current assets	139,880	101,868
NON CURRENT ASSETS:
Long-term restricted bank deposits	2,844	3,268
Marketable Securities - long term	-	22,705
Property and equipment, net	4,177	4,502
Operating lease assets	20,958	18,802
Deferred costs	5,640	6,348
Deferred tax assets	1,659	1,346
Other non-current assets	1,574	1,512
Total non-current assets	36,852	58,483
Total assets	176,732	160,351

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)
(Unaudited)

	December 31,	December 31,
	2019	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	4,394	4,147
Employee and payroll accrued expenses	15,422	17,985
Other accounts payables	1,568	578
Operating lease liabilities – current	2,533	3,185
Deferred revenues	22,725	24,940
Total current liabilities	46,642	50,835
NON-CURRENT LIABILITIES:
Long-term deferred revenues	12,838	12,815
Non-current operating lease liabilities	22,000	20,240
Other non-current liabilities	930	1,282
Total non-current liabilities	35,768	34,337
Total liabilities	82,410	85,172
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized at December 31, 2019 and December 31, 2020; 35,230,253 and 35,972,470 shares issued and outstanding at December 31, 2019 and December 31, 2020;	145	148
Additional paid-in capital	162,609	178,864
Accumulated other comprehensive income	-	5
Accumulated deficit	(68,432)	(103,838)
TOTAL SHAREHOLDERS’ EQUITY	94,322	75,179
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	176,732	160,351

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)
(Unaudited)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2019	2020
Revenues:
Product	14,335	14,985	47,365	38,690
Maintenance and professional services	15,780	15,967	55,905	62,144
Total revenues	30,115	30,952	103,270	100,834
Cost of revenues:
Product	578	1,204	2,716	2,940
Maintenance and professional services	5,413	4,150	17,141	17,307
Total cost of revenues	5,991	5,354	19,857	20,247
Gross profit	24,124	25,598	83,413	80,587
Operating expenses:
Research and development	9,273	8,696	31,571	34,978
Sales and marketing	17,068	15,031	63,981	59,484
General and administrative	5,163	5,332	14,884	20,050
Total operating expenses	31,504	29,059	110,436	114,512
Operating loss	(7,380)	(3,461)	(27,023)	(33,925)
Financial income (loss), net	494	(562)	(85)	114
Loss before taxes on income	(6,886)	(4,023)	(27,108)	(33,811)
Taxes on income	(289)	(379)	(1,011)	(1,595)
Net loss	(7,175)	(4,402)	(28,119)	(35,406)
Basic and diluted net loss per ordinary share	(0.21)	(0.12)	(1.04)	(0.99)
Weighted average number of shares used in computing net loss per ordinary share- basic and diluted	34,657	35,833	27,088	35,674

Share-based Compensation Expense:
	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2019	2020
Cost of revenues	627	488	1,514	2,024
Research and development	1,250	1,010	2,370	4,437
Sales and marketing	1,766	1,308	4,849	4,635
General and administrative	949	1,035	2,194	3,929
Total share-based compensation expense	4,592	3,841	10,927	15,025

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
(Unaudited)

	Year Ended
	December 31,
	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(28,119)	(35,406)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	1,205	1,523
Share-based compensation	10,927	15,025
Amortization of premium and accretion of discount on marketable securities, net	-	95
Exchange rate differences on cash, cash equivalents and restricted cash	(712)	(1,146)
Other	28	-
Change in operating assets and liabilities items:
Accounts receivable, net	(1,506)	(452)
Prepaid expenses and other current assets	928	(2,640)
Deferred costs	(648)	(665)
Deferred taxes and other non-current assets	(1,994)	375
Trade payables	1,027	(247)
Employee and payroll accrued expenses	4,191	3,275
Other accounts payable and non-current liabilities	(1,923)	(416)
Net change in operating lease accounts	2,876	1,048
Deferred revenues	4,099	2,192
Net cash used in operating activities	(9,621)	(17,439)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(2,548)	(2,070)
Investment in marketable securities	-	(44,381)
Proceeds from maturities of marketable securities	-	2,069
Other investing activities	(173)	-
Net cash used in investing activities	(2,721)	(44,382)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of underwriters' discounts	115,292	-
Payments of offering costs related to initial public offering	(2,645)	-
Proceeds from exercise of stock options	2,081	1,376
Changes in withholding tax related to employee stock plans	1,255	(713)
Payment of long-term loan	(222)	-
Net cash provided by financing activities	115,761	663
Effect of exchange rate changes on cash, cash equivalents and restricted cash	712	1,146

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	104,131	(60,012)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	17,598	121,729
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	121,729	61,717

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment purchased but not yet paid	271	49
Operating lease liabilities arising from obtaining operating right of use assets	10,063	-
Exercise of share options	228	85
Conversion of redeemable convertible preferred shares	26,699	-
Unpaid offering costs	52	-

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2019	2020
Gross profit	24,124	25,598	83,413	80,587
Plus:
Share-based compensation	627	488	1,514	2,024
Non-GAAP gross profit	24,751	26,086	84,927	82,611

Reconciliation of Operating Loss to Non-GAAP Operating Income (Loss):
	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2019	2020
Operating loss	(7,380)	(3,461)	(27,023)	(33,925)
Plus:
Share-based compensation	4,592	3,841	10,927	15,025
Shelf registration costs	-	-	-	126
One-time reorganization charges	-	-	-	322
Secondary offering costs	862	-	862	-
Non-GAAP Operating income (loss)	(1,926)	380	(15,234)	(18,452)

Reconciliation of Net Loss to Non-GAAP Net Loss:
	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2019	2020
Net loss	(7,175)	(4,402)	(28,119)	(35,406)
Plus:
Share-based compensation	4,592	3,841	10,927	15,025
Shelf registration costs	-	-	-	126
One-time reorganization charges	-	-	-	322
Secondary offering costs	862	-	862	-
Taxes on income related to non-GAAP adjustments	(724)	(416)	(724)	(701)
Non-GAAP Net loss	(2,445)	(977)	(17,054)	(20,634)

Non-GAAP net loss per share - basic and diluted	(0.07)	(0.03)	(0.63)	(0.58)

Weighted average number of shares – basic and diluted	34,657	35,833	27,088	35,674